UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tecumseh Products Company
(Name of Issuer

Class A Common Stock, par value $1.00 per share
Class B Common Stock, par value $1.00 per share
(Title of Class of Securities)

Class A - 878895200
Class B - 878895101
(CUSIP Numbers)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD 20815
(301) 656-8500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878895200 / 878895101	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Roumell Asset Management, LLC 52-2145132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	Class A - 312,000* Class B - 10,400*
8	SHARED VOTING POWER	Class A - 2,267,885** Class B - 574,768**
9	SOLE DISPOSITIVE POWER	Class A - 312,000* Class B - 10,400*
10	SHARED DISPOSITIVE POWER	Class A - 2,267,885** Class B - 574,768**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A - 2,579,885
Class B - 585,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A - 19.3%
Class B - 11.5%
14	TYPE OF REPORTING PERSON	IA

*      Represents shares of Class A common stock and shares of Class B common stock deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment advisor to the Roumell Opportunistic Value Fund (the “Fund”).

**      Represents shares of Class A common stock and shares of Class B common stock deemed to be owned beneficially by Roumell Asset Management, LLC (“RAM”) solely as a result of its discretionary power over such shares as investment adviser to its clients.

***           The denominator is based on 13,401,938 shares of Class A common stock and the 5,077,746 shares of Class B common stock outstanding as of November 7, 2012, as stated on the facing page of the Form 10-Q for the quarter ended September 30, 2012 (the “Form 10-Q”) filed by Tecumseh Products Company.

CUSIP No. 878895200 / 878895101	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Roumell Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	Class A - 332,400* Class B - 14,810*
8	SHARED VOTING POWER	Class A - 2,267,885** Class B - 574,768**
9	SOLE DISPOSITIVE POWER	Class A - 332,400* Class B - 14,810*
10	SHARED DISPOSITIVE POWER	Class A - 2,267,885** Class B - 574,768**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A - 2,600,285
Class B - 589,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A - 19.4%
Class B - 11.6%
14	TYPE OF REPORTING PERSON	IN

*      Includes 312,000 shares of Class A common stock and 10,400 shares of Class B common stock held by the Fund.

**      Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.

***           The denominator is based on 13,401,938 shares of Class A common stock and the 5,077,746 shares of Class B common stock outstanding as of November 7, 2012, as stated on the facing page of the Form 10-Q.

CUSIP No. 878895200 / 878895101	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of Tecumseh Products Company (the “Issuer”).  The principal executive office of the Issuer is 1136 Oak Valley Drive, Ann Arbor, Michigan 48108.

Item 2.  Identity and Background.

This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (each, a “Reporting Person”).

Roumell Asset Management is organized as a Maryland limited liability company.  Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Roumell Asset Management is a registered investment adviser.

Mr. Roumell’s business address is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.  Mr. Roumell’s present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).  During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940.  Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name), 2,267,885 shares of Class A common stock and 574,768 shares of Class B common stock of the Issuer.  The aggregate purchase price was $18,090,879, inclusive of brokerage commissions.  The sources of funding for these purchases were individual client funds.

Roumell Asset Management is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940.   As investment advisor to the Fund, Roumell Asset Management caused the Fund to purchase 312,000 shares of Class A common stock and 10,400 shares of Class B common stock of the Issuer.  The aggregate purchase price was $1,882,867, inclusive of brokerage commissions.  The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell purchased 20,400 shares of Class A common stock and 4,410 shares of Class B common stock for an aggregate purchase price of $167,100, inclusive of brokerage commissions.  The source of funding for these purchases was personal funds.

CUSIP No. 878895200 / 878895101	13D	Page 5 of 7 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  Following a meeting between Mr. Roumell and Kent Herrick, the Chairman of the Issuer’s board of directors, on Friday, January 11, 2013, the Reporting Persons felt compelled to share certain information with other stockholders and to voice their opinions on certain matters to hopefully influence management and the board of directors to take steps maximize the value of the issuer for all stockholders.  Accordingly, the Reporting Persons sent a letter, dated January 14, 2013, to the Issuer’s board of directors.  A copy of this letter is being filed with this Schedule 13D as Exhibit 7.02 and is incorporated herein by this reference.  The Reporting Persons may also enter into discussions with third parties that may be interested in acquiring assets from the Issuer or may propose matters directly to the Issuer’s stockholders.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  The Reporting Persons have no current intention to purchase additional securities of the Issuer.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests for account liquidations.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.  Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above and as incorporated by reference, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by each of the Reporting Persons.

(b)           See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 312,000 shares of Class A common stock and 10,400 shares of Class B common stock are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund. The 2,267,885 shares of Class A common stock and 574,768 shares of Class B common stock are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser.  Roumell Asset Management has no economic interest in these shares.  Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting

CUSIP No. 878895200 / 878895101	13D	Page 6 of 7 Pages

securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on 13,401,938 shares of Class A common stock and 5,077,746 shares of Class B common stock outstanding as of November 7, 2012, as stated on the facing page of the Form 10-Q for the quarter ended September 30, 2012, filed by the Issuer.

(c)           Sale of the Issuer’s common stock by the Reporting Persons for the 60-day period ended January 14, 2013 are set forth on Annex I to this Schedule 13D and incorporated herein by reference.  There were no purchases of common stock during the 60-day period ended January 14, 2013.  None of Roumell Asset Management, the Fund or Mr. Roumell have conducted any transactions in the Issuer’s securities since January 14, 2013.

(d)           Roumell Asset Management’s advisory clients and investors in the Fund have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 2,267,885 shares of Class A common stock and the 574,768 shares of Class B common stock.  Investors in the Fund have the right to receive or direct the receipt of dividends from the 312,000 shares of Class A common stock and the 10,400 shares of Class B common stock, but proceeds from the sale of such shares become assets of the Fund.   Mr. Roumell has the right to receive dividends from, or the proceeds from the sale of, the 20,400 shares of Class A common stock and the 4,410 shares of Class B common stock.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to dispose of securities such as the subject shares, provided clients can request liquidation of their accounts and Roumell Asset Management must sell the subject client shares to accommodate any such request.  A copy of the form of Investment Advisory Agreement is being filed as Exhibit 7.01 with this Schedule 13D and is incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement.

Exhibit 7.02	Letter to the Board of Directors of Tecumseh Products Company dated January 14, 2013.

Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated January 14, 2013.

CUSIP No. 878895200 / 878895101	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: January 14, 2013	By:	/s/ James C. Roumell

Roumell Asset Management, LLC

Date: January 14, 2013	By:	/s/ James C. Roumell
James C. Roumell, President

ANNEX I

During the 60-day period ended January 14, 2013, Roumell Asset Management conducted the following sales of the Issuer’s common stock.   There were no purchases during the 60-day period ended January 14, 2013.  Each sale transaction was executed to accommodate redemptions and for client tax planning and other personal purposes, and conducted in the open market for cash.  Prices exclude brokerage commissions paid.

Class A Common Stock

Date	No. of Shares	Aggregate Price
11/16/2012	5,230.00	$23,794.66
12/04/2012	4,430.00	$19,326.76
12/10/2012	2,520.00	$11,706.16
12/12/2012	3,640.00	$16,853.20
12/14/2012	9,490.00	$41,650.66
12/18/2012	7,040.00	$31,720.30
12/19/2012	6,850.00	$31,458.63
12/20/2012	4,100.00	$18,453.10
12/21/2012	2,100.00	$9,602.11
12/24/2012	3,960.00	$17,743.18
12/26/2012	5,450.00	$24,531.00
12/27/2012	3,260.00	$14,921.51
01/14/2013	4,000.00	$19,482.00

ANNEX I

Class B Common Stock

Date	No. of Shares	Aggregate Price
11/16/2012	1,570.00	$7,259.85
12/04/2012	630.00	$2,687.83
12/10/2012	940.00	$4,205.18
12/12/2012	970.00	$4,316.50
12/14/2012	2,190.00	$9,234.57
12/18/2012	3,550.00	$15,456.74
12/19/2012	1,000.00	$4,400.00
12/20/2012	590.00	$2,566.50
12/24/2012	360.00	$1,566.00
12/26/2012	800.00	$3,532.00
12/27/2012	530.00	$2,332.00
01/14/2013	570.00	$2,764.50

Exhibit 7.01

Balanced___  Equity___  Concentrated___  Fixed Income___

Account #:  _______________________

Roumell Asset Management, LLC

Investment Advisory Agreement

This Investment Advisory Agreement, the (“Agreement”), dated as of ______________, 20____, is by and between Roumell Asset Management, LLC (“Adviser”), also referred to as “RAM” or the “Firm,” an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the provisions of the Investment Advisers Act of 1940 (“Advisers Act”) and _____________________________________________ (“Client”).

1.           Services of Adviser

By execution of this Agreement, Client hereby establishes an Investment Advisory Account (“Account”) and appoints Adviser as the investment manager to supervise and direct the investments of the Account on a discretionary basis in accordance with the Client’s stated objectives and financial goals.  In consultation with the client, Roumell Asset Management will assist the client in determining whether the account is to be managed as an: (a) Equity Account (up to 100% invested into stocks), or (b) Concentrated Equity Account (which seeks to be invested in a smaller number of stocks), or (c) Balanced Account (with the typical balanced account having a 65% target equity allocation and a 35% target for fixed-income securities) or (d) Fixed Income Account (up to 100% invested in closed-end bond funds, individual bonds and open-end bond funds).  That said, RAM does not provide comprehensive financial planning services.   Moreover, in those instances where a financial planning professional introduces the client to RAM, the financial planning professional will determine (with the client) the appropriate overall investment strategy of the client and will instruct RAM as to whether the account is to be managed as an: (a) Equity Account, or (b) Concentrated Equity Account, or (c) Balanced Account or (d) Fixed Income Account.  Investments made by RAM may include mutual funds, closed-end fund shares, bonds, common and preferred stocks, American Depository Receipts (“ADR”), Exchange Traded Funds (“ETF”), Unit Investment Trusts (“UIT”), and/or Real Estate Investment Trusts (“REIT”).   The custodian holding the Account will be responsible for providing regular statements to the client showing portfolio holdings.  On a quarterly basis, these statements will include a category titled “Performance Summary”.

2.           Standard of Care

In providing such services, it is agreed that except for negligence, malfeasance or violation of applicable law, neither Adviser nor any of its officers, directors or employees shall be liable for any action performed or for any errors of judgment in managing client’s account(s) under this Agreement. However, the Federal Securities Laws impose liabilities under certain circumstances and therefore nothing contained in this Agreement with respect to liabilities should be construed as limiting a client’s rights which he/she may have under applicable state or Federal Securities Laws, or, if applicable ERISA.  Client expressly understands and agrees that Adviser does not guarantee that a specific result will be achieved through Adviser’s management of the Account.

3.           Custody

As a condition of opening an account with RAM, client agrees to deposit his or her funds and securities in a securities brokerage account at Raymond James Financial Services, Inc. (“Raymond James”).  Raymond James will act as the custodian of the client’s assets and will execute the purchase and sale transactions in the client’s account.  RAM has determined that the fees Raymond James charges are reasonable and competitive in view of the quality of execution and access to research that Raymond James provides.  Raymond James charges $12.95 per stock trade for up to 1,000 shares plus $0.01 per share on shares over 1,000 with a maximum charge of $25 per stock trade (listed or OTC); $0 per bond trade (unlimited number of bonds); and $19.95 per mutual fund trade for non-platform listed mutual funds.   Nevertheless, RAM may execute trades through other broker-dealers if the circumstances warrant, i.e., to gain access to other firms’ research.  In such instances, clients will typically pay three cents per share in addition to Raymond James’ transaction cost.  Such trades are unusual and not the norm.  Finally in limited cases, and always at RAM’s discretion, RAM may permit clients to direct that their assets be custodied at, and trades for their accounts be effected through, broker-dealers of their own choosing.

4.           Confidential Relationship

All information and advice furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties, except as required by law or necessary to carry out designated powers or as granted by the Client.

5.           Service to Other Clients

It is understood that Adviser performs investment advisory services for other clients.  Client agrees that Adviser may give advice and take action with respect to any of its other clients, which may differ from the advice given or the timing or nature of action taken with respect to the Client’s Account, so long as it is Adviser’s policy to the extent practical, to allocate investment opportunities to the Account over a period of time on a fair and equitable basis relative to other clients.

6.           Proxies and Class Action Lawsuits

RAM does not vote proxies for or make proxy recommendations to its advisory clients except in certain situations.  First, RAM will vote on proposals regarding closed-end mutual funds that seek to open-end such funds or other proposals that it believes possess a meaningful likelihood of substantially closing the discount to such funds’ net asset value (NAV).  Additionally, RAM may vote company proposals when the proposal pertains to a change of control.  Client may contact RAM to obtain information about how it voted.  Other than these specific situations, RAM will not vote company proxies.  Nevertheless, if RAM is granted authority to vote proxies, and RAM was required to vote proxies for situations other than those described above, RAM will vote such proxies in the manner that serves the best interests of their clients in accordance with this policy.  RAM also will not take any action or render any advice involving legal matters, including securities class actions, on behalf of clients with respect to securities or other investments held in client accounts or the issuers thereof.  However, to the extent there is a class action with potentially meaningful monetary proceeds, RAM will assist clients with submitting the required paperwork.  If the client opts-out of RAM’s third-party vendor proxy voting solution, the custodians who hold securities on behalf of RAM’s clients will send proxy and class action information directly to the clients.  In the event that RAM receives any such material on a client’s behalf, RAM will promptly forward that material to the client.  A copy of RAM’s proxy voting policies and procedures is available upon request.

7.           Fees

RAM’s fees are payable quarterly in advance and are based on the following annualized fee schedule:

Equity and Balanced Accounts:		Fixed Income Accounts:
First $500,000	1.60%	All	1.00%
Assets over $500,000	1.00%

Fees are computed based on the value of the account on the last day of the preceding quarter.  The fee is prorated for a partial quarter.  Multiple household accounts are aggregated for purposes of determining the appropriate fee.  Adviser and Raymond James are hereby authorized to deduct from Client’s Account any fee owed to Adviser pursuant to the terms of this Agreement, and pay said fee to Adviser or its designee.  All fees paid to Adviser will be reported to Client on the regular statements provided by Raymond James & Associates for Raymond James Financial Services, Inc.  Alternatively, client will be billed directly by RAM and agrees to pay their fee within 30 days of receiving the bill.

8.           Limitation of Responsibility

Raymond James’ responsibility pursuant to this agreement is limited to executing transactions pursuant to directions of Adviser or Client.  Client authorizes Adviser to act as Client’s agent to buy or sell investments for the Client’s Account.

9.           Investment Objectives and Restrictions

Client acknowledges that Adviser will rely on information provided to Adviser by the Client (or financial planning professional) in managing the Account. Client agrees to give Adviser prompt written notice of any modifications, changes or investment restrictions applicable to the Account and to notify Adviser if Client deems any investments recommended or made for the Account to be in violation of such investment objectives or restrictions. Unless Client promptly notifies Adviser in writing of specific investment restrictions on the Account, the investments recommended for or made on behalf of the Account shall be deemed to be in conformity with Client’s investment objectives. Although tax considerations are not generally a factor in managing accounts, it is the Client’s responsibility to notify Adviser if such considerations are relevant to the Client’s overall financial circumstances.

10.           Authority to Contract

If the client is not an individual (i.e. a corporation, partnership, trust or retirement plan), the party executing on behalf of the Client (hereinafter referred to as the “Authorized Person”) represents that he or she is fully authorized to execute this agreement with the Adviser.

11.           Termination of Agreement

This Agreement may not be modified or amended except in writing and signed by both Adviser and Client.  Client may terminate the Agreement within five days of the date of acceptance, without penalty. After the five-day period, either party may terminate the Agreement.  Upon termination, any prepaid fees will be pro-rated to the date of termination and any unearned portion thereof will be refunded to the Client.

12.           Assignment of Agreement

No assignment, as that term is defined in the Advisers Act, of this Agreement shall be made by Adviser without the written consent of Client.

13.           Notices

Notices to Adviser must be in writing, and shall be sent to Address of Adviser.

All notices or communications to the Client will be sent to the address of record on the account or such other address as may be given in writing to the Adviser.  All notices hereunder shall be sufficient if delivered by facsimile, regular or overnight mail, or by hand.

14.           Acknowledgment of Adviser’s ADV Part 2A & 2B

Client hereby acknowledges receipt of a copy of Part 2A & 2B of Adviser’s Form ADV and Privacy Notice.

15.           Governing Law

The internal law of Maryland will govern this agreement.  However, nothing in this agreement will be construed contrary to the Advisers Act or any rule or order of the Securities and Exchange Commission under the Advisers Act.

16.           Severability

The parties hereby agree that if any term, provision, duty, obligation or undertaking herein contained is held to be unenforceable or in conflict with applicable law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein.

Type of Account:

Balanced:
These accounts are composed of equity, fixed income and cash investments.  This option is typically chosen when the account represents a significant percentage of a client’s overall financial net worth or for those clients who desire a lower overall risk level as compared to a straight equity account.  On average, balanced accounts hold between 25 and 30 stocks (representing 65% of the total portfolio) with the remaining portion of the account in fixed income and cash.

__ Standard (65/35 Equity/Fixed Income & Cash)
OR __ (75/25) OR __ (55/45) OR __ (30/70)

Equity:
These accounts can have up to 100% of assets invested in stocks and will often include opportunistic fixed income investments.  Equity accounts typically hold between 30 and 35 stocks.  A more concentrated strategy is available where accounts typically hold a smaller number of stocks (approximately 20 to 25).  Equity accounts are designed for those who wish to maximize our equity investment strategy while assuming a commensurate level of risk.

__ Equity     OR    __ Concentrated Equity

Fixed Income	These accounts can have up to 100% of assets invested in closed-end bond funds and individual bonds. These accounts are for income investors with a total return perspective.

__ Fixed Income

Investment Restrictions:  ________________________________________________________________

Link this Account with Related Accounts:  ________________   ________________   ______________

Investment Experience   (Circle: N-None, L-Limited, M-Moderate, E-Extensive)

Equities	N	L	M	E
Bonds	N	L	M	E
Options/Futures	N	L	M	E
Mutual Funds	N	L	M	E
Annuities	N	L	M	E
Margin Trading	N	L	M	E

Investment Objective and Associated Risk Tolerance (choose one)                                                                                                                                       Time Horizon (choose one)

Capital Preservation	__ Low			__3-5 years*
Income	__ Low	__ Medium	__ High	__5-10 years
Growth	__ Medium	__ High		__ > 10 years
Speculation	__ High
                                           *Individuals with a time horizon less than three years should not open an account with RAM.

If your portfolio declined in value by 10% during the course of a year, how do you think you would respond?
__ I could not tolerate this type of decline in value and would then invest more conservatively.
__ While I would be uncomfortable with this decline in value, I would not consider investing more conservatively.
__ I would accept this decline in value, as part of the long-term investment process, and not make changes to my portfolio as long as I felt I was still on track to achieve my long-term goal.

Accepted By: ________________________________   ______________________________ ______
Client Name                                                      Client Signature                                           Date

Accepted By: ________________________________   ______________________________ ______
Client Name                                                      Client Signature                                           Date

Accepted By:   ________________________________   ______________________________ ______
Adviser                                                                Title

Exhibit 7.02

Special Note Regarding Forward Looking Statements

The following letter contains "forward-looking statements" that are based on current expectations, estimates, forecasts and projections about the Issuer, its future performance, liquidity and Roumell Asset Management’s beliefs and assumptions.  While Roumell Asset Management assumptions are based on information it believes reliable, the assumptions have not been reviewed or verified by the Issuer.  Forward-looking statements are those that do not relate solely to historical fact.  They include, but are not limited to, any statement that may predict, forecast, indicate or imply future performance, achievements or events.  Factors that may cause expected results or events or circumstances discussed in the letter to not occur or to differ from expectations include general conditions in the capital markets; general economic conditions in the United States; global economic conditions in general and economic and political conditions Brazil in particular, as well as adverse changes in currency exchange rates.  All forward-looking statements involve risk and uncertainties. In light of these risks and uncertainties, anticipated events or circumstances discussed in the letter might not occur. Roumell Asset Management undertakes no obligation, and specifically declines any obligation, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. There can be no assurance that the events described below will be realized or, even if substantially realized, that they will have the consequences described in the letter.

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January 14, 2013

Dear Board of Directors of Tecumseh Products Company:

Following a meeting between Jim Roumell and Kent Herrick, the Chairman of Tecumseh’s board of directors (the “Board”), on Friday, January 11, 2013, we felt compelled to share certain information with other shareholders.  Also, while we have been a patient and generally passive investor, based again on this meeting, we believe it is in our and other shareholders’ best interest for us to voice our opinions on certain matters and to, hopefully, influence management and the Board to take steps to maximize the value of Tecumseh for all shareholders.

As we have said to you before, we believe CEO Jim Connor has clearly demonstrated leadership and vision in moving Tecumseh into a new era while leveraging the considerable strength that comes from the company’s long history as a leading compressor manufacturer, and we believe Mr. Connor is supported by a strong management team and capable Board led by Chairman Herrick, who has delivered on his promise for a more transparent company with stronger internal corporate governance controls since assuming his current role.  In short, we believe the company has made significant positive steps on an operational level, but we believe more should and can be done to maximize shareholder value.

That said, the confidence we have in the company’s management team appears to have been well-founded. In the company’s last quarterly earnings announcement, on a year-over-year basis, sales increased 5.2% (16.6% if unfavorable currency changes are excluded) due to “net volume and mix increases” while gross margins increased from 2.5% to 8.7%.  The company noted that it had “acquired new customers in the European market as a result of a European competitor that ceased production earlier in 2012.”  Moreover, the company’s suite of Masterflux variable speed compressors and its new suite of condensing units offer meaningful growth opportunities.

In the latter part of 2012, we were approached by two separate individuals who showed substantial interest in the company.  In one instance, an individual, representing, in his words, “a large Brazilian company,” expressed a strong desire of this firm to purchase Tecumseh’s Brazilian assets (compressor plants and foundry) and suggested a potential market value between $50 million and $125 million.  This individual indicated willingness on the part of the company he is representing to enter into any supply agreements so as not to disrupt any compressor lines Tecumseh may want to retain.  We referred this individual to the company’s outside counsel, and we have not been a party to any contacts, conversations or negotiations between this individual and the company.  Last week, this individual expressed to us his deep frustration at what he perceives to be Tecumseh’s unwillingness to enter into an agreement to allow the entity he represents to purchase the Brazilian assets.  This individual indicated to us that he did in fact meet with the company on two occasions but feels his proposal is being effectively ignored.  Given

Exhibit 7.02

current business trends, the company may have a legitimate basis for keeping the Brazilian compressor manufacturing assets; however, if this is the case, the company should explain its rationale to shareholders.  In this regard, we do not see the need for a foundry in Brazil, so this asset seems ripe for monetization.

In a separate instance, we were approached by a highly-regarded private investor interested in investing in Tecumseh on a preferred stock basis, with a proposed dividend rate below the company’s current cost of debt capital and with interest payments potentially being deferred and at a strike price significantly above the company’s current share price, so long as he could have a significant voice on, but not control of, the Board.  We referred this investor to the company and were not a party to any negotiations between this investor and the company.  This investor expressed a view similar to ours in that he believed the company possessed a strong set of assets, a legacy brand and on a restructured basis could shelter its earnings given its $400 million loss carry forwards.  This investor, and his partner, have blue chip investment backgrounds and have a recognizable and identifiable track record of successfully turning around companies.  We referred this investor to the company’s outside counsel because we believe this individual’s long-term capital commitment, background and vision would all increase the likelihood of a successful Tecumseh turnaround.

What appears clear to us is that Tecumseh possesses asset value significantly above what is reflected in its current share price, and that there are parties interested in purchasing discrete assets, as well as a highly respected investor who seems to have a keen interest in participating in the company’s turnaround and is willing to commit significant capital to that end.  We are concerned that the company is not sufficiently considering these, and possibly other, legitimate ideas being put forth, and we believe the overtures we are aware of, if pursued and consummated, would unlock shareholder value.

We continue to believe that Mr. Connor has ably assembled a strong management team and has shown leadership in reducing costs, introducing new products and entering new markets.  Mr. Connor was kind enough to make a presentation to our investors in September 2012 and was very well-received by our investors.  Jim Roumell’s visit with line managers in India indicated that Mr. Connor has gained their confidence and respect. The company’s current stability is   welcome and the current management team’s efforts deserve recognition.  The company additionally appears poised to benefit from currency and commodity cost changes.  Mr. Connor, Ms. Stipp, Mr. Noelke and Mr. Hudson all seem to demonstrate the requisite skills to ably fulfill their duties, and the operational momentum they’ve generated should be supported in their continuing efforts, while at the same time encouraged to consider strategic asset divestitures and possible investments to enhance the company’s capital structure.

Notwithstanding our confidence in this management team, we believe the Board should immediately engage in substantive negotiations with the interested outside investor that seems willing to invest on a preferred-share basis and provide the investor meaningful board representation in return for his capital infusion.  We believe this would be beneficial to shareholders in a number of ways.  First, it would provide significant Board talent from highly-regarded individuals with blue-chip investment backgrounds.  Second, it would reduce the company’s cost of capital, as we would expect the preferred rate to be below the company’s current cost of debt capital.  Third, it could increase the company’s cash flow if the preferred interest payments were deferred and paid in the future, such as upon a future sale or recapitalization of the company.  Fourth, it should allow shareholders to benefit from the company’s NOLs as the company’s initiatives begin to generate more cash (i.e., shareholders would effectively lose value for the NOLS in an outright sale given change of control restrictions on NOL use).  Fifth, it would immediately establish a strike price meaningfully above the company’s current share price and clearly signal to the market that serious, long-term investors want in on the Tecumseh story.  The dilution that would occur longer term as the company’s market value grows (there would be no immediate dilution given the cash infusion and the strike price in relation to the current share price) we believe will be more than offset by the above positive contributions.

We encourage other shareholders (A and B), to express their views to the Board.  We believe serious and strategically beneficial transactions have been proposed to the company, and if this Board cannot, or will not, actively and aggressively pursue these, and any other bona fide proposals, the Board should explain why the status quo trumps what appear to be value-added transactions.  We are supportive of the transactions outlined above, supportive of a Board with a like-mind, and hope the current Board is of like-mind and will timely and aggressively act.

Exhibit 7.02

It should be noted that our business model is not that of an activist shareholder.  In fact, in our fourteen year history, this is only the second time that we have filed a Schedule 13D seeking significant and fundamental changes to a company.  We do not have a reputation for being difficult or for cavalierly calling for company change.   We have become active with the sole purpose of protecting shareholder interests and to insure that those interests are not subjugated to any personal agendas.  We are open to talking with the company about the issues raised in this letter and about methods to maximize shareholder value.  We will vigorously work to insure that the interests of the company’s owners to maximize value prevail and strongly suggest that other shareholders demand the same.

We have been a long-term, supportive and passive investor in Tecumseh, and we intend to maintain our stake in the company, other than sales and transfers we are required to make when clients liquidate or transfer their accounts.

ROUMELL ASSET MANAGEMENT

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James C. Roumell, President

Exhibit 7.03

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock, par value $0.01 per share, of Tecumseh Products Company, and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 14th day of January 2013.

By:	/s/ James C. Roumell
James C. Roumell

ROUMELL ASSET MANAGEMENT, LLC

By:	/s/ James C. Roumell
James C. Roumell, President